September 8, 2021

VIA EDGAR

Ms. Holly Hunter-Ceci
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. Hunter-Ceci:

This letter responds to your comments that we discussed on August 4, 2021, relating to Post-Effective Amendment No. 61 to the Registrant’s Registration Statement filed on June 21, 2021, for the principal purpose of adding four new series: Avantis Emerging Markets Value ETF (AVES), Avantis International Large Cap Value ETF (AVIV), Avantis Real Estate ETF (AVRE), and Avantis U.S. Large Cap Value ETF (AVLV) (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate each of your comments prior to our responses.

1.Comment: We note that certain information is bracketed or missing in the filing. Please confirm that this information will be included prior to the effective date.

Response: The prospectuses and SAI have been updated to include the missing information and update the bracketed items.

2.Comment: Please explain supplementally how the Funds estimated the “Other Expenses” line item in the “Annual Fund Operating Expenses” tables.

Response: These amounts are estimated based on the fees incurred by similar investment products and strategies in our family of funds. All of the Funds utilize a unified fee structure whereby the advisor pays all expenses of managing and operating the Funds, other than the management fee payable to the advisor, brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest, taxes, litigation expenses, extraordinary expenses, and expenses incurred in connection with a Rule 12b-1 plan, if any. Trustee fees are not charged to the Funds by the Registrant. The unified fee structure reduces the Funds’ exposure to Other Expenses.

3.Comment: In the Principal Investment Strategies section for AVES, please state what factors the manager considers in focusing the Fund’s investments in a subset of the emerging markets countries comprising the index. The first sentence of this section states that the fund will invest in a diverse group of companies across emerging markets countries.

Response: We made the requested change by adding the following disclosure: “In determining which of these countries to invest in, the portfolio managers consider the costs and benefits of investing in a particular country, including the size of the market and liquidity.”

4.Comment: Please update the information regarding the indexes (e.g., market capitalization and lists of included countries) to reflect the most recent date practicable.

Response: We made the requested change.

5.Comment: Please state in correspondence what percentage of its portfolio AVES typically anticipates investing in China, including the types of companies (for example, industry or ownership) and how you will invest (for example, Stock Connect or the New York Stock Exchange). Given current events, please consider the need for more specific risk disclosure if the anticipated allocation will be material to the portfolio as a whole.

Response: The Fund anticipates that the percentage of its portfolio allocated to China will be similar to its benchmark (currently, approximately 35%). The Fund does not plan to target particular company types in China and may invest across industries in the country. Currently, the Fund does not intend to invest through Stock Connect – investments in China will be made through ADRs or other shares listed outside China. We will consider the need for additional risk disclosure in the future in the event that the fund begins investing via Stock Connect.

Given the size of the anticipated allocation to China, we have updated the prospectus to include the following additional risk disclosure:

“Greater China Risk - Investing in Chinese securities is riskier than investing in U.S. securities. Investing in China involves risk of loss due to nationalization, expropriation, and confiscation of assets and property. Losses may also occur due to new or expanded restrictions on foreign investments or repatriation of capital. The Chinese market is subject to less regulation and oversight than the U.S market. U.S. regulators have limited ability to inspect international auditing standards of U.S. companies operating in China, thus there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse.”

6.Comment: The prospectuses indicate that the Funds “may invest in derivative instruments such as futures contracts, currency forwards, and swap agreements.” Please delete the phrase “such as” and disclose the particular derivatives in which the Funds intend to invest.

Response: We have deleted the references to these derivative instruments in the prospectuses. While the Funds may use these derivatives on a limited basis, they will not necessarily do so, and they do not consider the use of such instruments to be part of their principal investment strategies. We retain disclosure relating to these derivative instruments in the Statement of Additional Information, where we believe it is more appropriate given the limited nature of their anticipated use.

7.Comment: The prospectuses indicate that the Funds may invest securities lending collateral in “eligible securities.” Please provide examples of eligible securities or otherwise more fully describe what these are.

Response: We updated the disclosure to read as follows: “The fund may also engage in securities lending and invest its collateral in eligible securities, such as a government money market fund.”

8.Comment: In the “Emerging Market Risk” in the Principal Risks section for AVES, please confirm whether the reference to “auditors” is meant to apply to auditors in general, or to the PCAOB. If it is intended to apply to the PCAOB, please see the staff ADI on emerging markets risks.

Response: The reference is meant to apply to the PCAOB. We have updated the reference accordingly to more closely reflect the language in the ADI.

9.Comment: In the “Derivative Risk” in the Principal Risks sections, please tailor disclosure specifically to how each Fund expects to be managed. Please also address those strategies that each Fund expects to be the most important means of achieving its investment objective and that it anticipates will have a significant effect on its performance. The disclosure should not be generic risks associated with each derivative type.

Response: As noted above, the Funds expect that any use of derivatives will be limited. Because the Funds do not expect the use of derivatives to be principal means of achieving their investment objectives or to have a significant effect on their performance, we have deleted the “Derivative Risk” from the prospectuses. We retain risk disclosure relating to the derivative instruments in which the Funds may invest in the Statement of Additional Information, where we believe it is more appropriate given the limited nature of their anticipated use.

10.Comment: Please clarify Avantis Investors’ relationship to American Century Investment Management, Inc.

Response: We added the following disclosure to the paragraph titled The Investment Advisor: “Avantis Investors is a division of American Century Investment Management, Inc.”

11.Comment: In the Objectives, Strategies and Risks section of the prospectuses, please consider disclosing the number of days’ notice that shareholders will receive prior to any change in investment objective.

Response: We made the requested change, stating that shareholders will receive 30 days’ notice prior to any change in investment objective.

12.Comment: The Objectives, Strategies and Risks section of the prospectuses states that portfolio holdings can be viewed online on the Fund’s website. Please list the Fund’s website.

Response: We made the requested change.

13.Comment: AVIV’s name includes the term “International.” Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Release No. IC-24828.

Response: We added the following disclosure: “Under normal market conditions, the fund will invest at least 40% (unless the portfolio managers deem market conditions unfavorable, in which case the fund would invest at least 30%) of its assets in securities of issuers located outside the United States. The fund will allocate its assets among at least three different countries outside the United States. In determining where a company is located, the portfolio managers will consider various factors, including where the company is headquartered, where the company’s principal operations are located, where the company’s revenues are derived, where the principal trading market is located and the country in which the company was legally organized. The weight given to each of these factors will vary depending on the circumstances in a given case.”

14.Comment: Please explain supplementally why AVIV considers a company with a market capitalization at the bottom of the index’s range to be a large cap company. We note that the index describes itself as a “large and mid cap” index.

Response: As stated in the adopting release on Investment Company Names (Release No. IC-24828, March 31, 2001) (Adopting Release), “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Accordingly, the Fund is not bound to define “large cap” in the same manner as the index does, as long as the definition the Fund uses is reasonable and is clearly disclosed in the prospectus. While the MSCI World ex USA indexes describe themselves as “large and mid cap” indexes, they are commonly used in the industry as international large cap benchmarks. Over 100 funds in Morningstar’s foreign large cap blend category use as their prospectus benchmark an MSCI World ex USA index or an MSCI EAFE index (similar to the MSCI World ex USA indexes but with the exclusion of Canada, and also self-described “large and mid cap” indexes).

By way of comparison, the Russell 1000 Value Index describes itself as a large cap index. It is often used as a benchmark for U.S. large cap value funds, and for purposes of their 80% investment requirement, many such funds define “large cap” companies as those within the capitalization range of the Russell 1000 Value Index. The market cap of the smallest company in the Russell 1000 Value Index ($786.7 million as of July 31, 2021) is generally similar in size to the smallest company in the MSCI World ex USA Value Index ($895.1 million as of July 30, 2021). Thus, a company with a market capitalization at least as large as the smallest company in the MSCI World ex USA Value Index could reasonably be defined as “large cap” based on definitions commonly used in the industry.

For these reasons, the fund believes it is reasonable to include companies at the lower end of the MSCI World ex USA Value Index’s capitalization range in its definition of “large cap” companies, even if this definition differs from the one used by the index itself. And because the definition is clearly disclosed in the prospectus, a shareholder who reads the disclosure will understand the fund’s strategy with respect to large cap investments.

15.Comment: The Principal Investment Strategies section of the AVRE prospectus states that the Fund will invest in REITs and REIT-like entities. Within REITs, will the Fund focus on any particular sectors (for example, housing, office, or data)? How will the Fund evaluate investments to determine risk/return characteristics?

Response: The Fund will not focus on any particular sectors within REITs. We have revised the first paragraph of this section to reflect the fact that the Fund will invest across a variety of property sectors and to provide more detail about how the Fund will evaluate investments. The paragraph now reads as follows:

“The fund invests primarily in a diverse group of real estate securities globally, in particular real estate investment trusts (REITs) and REIT-like entities, across a variety of property sectors. The fund seeks securities of companies that it expects to have higher returns or better risk characteristics. For example, REITs and REIT-like entities tend to distribute a large fraction of their earnings to qualify as tax passthrough entities, so it is common for REITs to have high levels of leverage to finance their growth or may of their business operations. The fund may exclude or underweight securities with high levels of leverage with the goal of achieving a better risk/return profile, in particular in times when borrowing, refinancing, or raising capital may become more expensive for entities with high leverage, which may dilute current holders of those entities. The portfolio managers may also consider other factors when selecting, or increasing their emphasis in, a security, including the past performance of the security relative to other securities, its profitability, its market capitalization, its liquidity, its float, and tax, governance or cost considerations, among others. The fund generally invests in companies located in countries included in the fund’s benchmark, the S&P Global REIT Index.”

16.Comment: We note that AVRE is concentrated in the real estate industry, yet the disclosure in the Principal Investment Strategies section states that the Fund may hold a relatively small number of security positions compared to other funds that hold securities in a broader range of industries. Please reconcile.

Response: We revised this sentence to read as follows: “Because the fund’s investment strategy is concentrated in real estate securities, the fund may be subject to greater risks and market fluctuations compared to other funds that hold securities in a broader range of industries.”

17.Comment: In the “REITs Risk” in the Principal Risks section for AVRE, please clarify that the Fund is investing in the REIT and not the loans made by the REIT, if accurate.

Response: We revised the first sentence of the “REITs Risk” to read as follows: “Investments in REITs are subject to credit risk and interest rate risk with respect to the loans made by the REITs in which the fund invests, even though the fund does not invest in the loans themselves.”

18.Comment: Please consider whether COVID-19 related dislocations present unique risks to AVRE and its strategy. For example, if the pandemic and its response have altered behaviors and trends would make historical data and analytical methods less relevant, those risks should be addressed, if material.

Response: The “Public Health Emergency Risk” paragraph identifies the factors that the Fund’s management team believes may have the largest potential impacts on the fund – the risks of volatility, reduced liquidity, and increased trading costs. Aside from these factors, the Fund’s managers do not believe that COVID-19 related dislocations present material risks that are unique to the Fund.

19.Comment: In the Emerging Markets Risk paragraph of the SAI, you state the following: “As a result of the foregoing risks, these funds are intended for aggressive investors seeking significant gains through investments in foreign securities. Those investors must be willing and able to accept the significantly greater risks associated with the investment strategy that the funds will pursue. An investment in the funds is not appropriate for individuals with limited investment resources or who are unable to tolerate fluctuations in the value of their investment.” Please clarify which funds are being referred to, and consider whether this statement should be included in the prospectus risk disclosure.

Response: This statement is referring to the funds that invest in emerging markets as part of their principal investment strategies (Avantis Emerging Markets Equity ETF and Avantis Emerging Markets Value ETF). We have revised the disclosure in the SAI to refer to these funds specifically. The statement has been added to the prospectus risk disclosure for Avantis Emerging Markets Value ETF; the risk disclosure for Avantis Emerging Markets Equity ETF will be revised as part of the fund’s next annual prospectus update.

20.Comment: In the Restrictions on the Use of Futures Contracts and Options section of the SAI, you refer to recent rule amendments adopted by the CFTC. If this is referring to the rule amendments adopted in 2012, please update the disclosure accordingly.

Response: We made the requested change. The sentence now reads as follows: “Certain rules adopted by the CFTC may impose additional limits on the ability of a fund to invest in futures contracts, options on futures, swaps, and certain other commodity interests if its investment advisor does not register with the CFTC as a ‘commodity pool operator’ with respect to such fund.”

21.Comment: Please update the disclosure in the Restricted and Illiquid Securities section of the SAI to reflect the adoption of Rule 22e-4 and the Commission’s withdrawal of the guidance contained in the Rule 144A adopting release.

Response: We made the requested change. The second paragraph of the Restricted and Illiquid Securities section now reads as follows: “With respect to securities eligible for resale under Rule 144A, the advisor will determine the liquidity of such securities pursuant to the fund’s Liquidity Risk Management Program, approved by the Board of Trustees in accordance with Rule 22e-4.”

22.Comment: In the Fundamental Investment Policies section of the SAI, please clarify that AVRE will concentrate its investments in the real estate industry, rather than real estate securities.

Response: We made the requested change.

23.Comment: Please confirm that the updated management fee schedule and amended distribution, custody, and transfer agency agreements for the four new series will be filed by amendment.

Response: We confirm that these updated documents will be filed by amendment.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

                        Sincerely,

                            /s/ Evan C. Johnson
                             Evan C. Johnson
                             Assistant Secretary